Via Facsimile and U.S. Mail
Mail Stop 6010

April 28, 2009

Mr. Gregg E. Zahn
President and Chief Executive Officer
First Trinity Financial Corp.
7633 E. 63rd Place, Suite 230
Tulsa, OK 74133

      Re: First Trinity Financial Corp.
             Preliminary Proxy Statement on Schedule 14A
             Filed April 20, 2009
             File Number 000-52613

Dear Mr. Zahn:

      We have completed our review of the above listed filing and have no further comments at this time.

                Sincerely,

                Jeff Riedler
                Assistant Director